EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

The Partners
Duke Realty Limited Partnership:
We consent to the incorporation by reference in the registration statement No. 333-160952-01 on Form S-3 of Duke Realty Limited Partnership of our report dated March 2, 2012, with respect to the consolidated balance sheets of Duke Realty Limited Partnership and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2011, the related financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Duke Realty Limited Partnership.

/s/ KPMG LLP

Indianapolis, Indiana
March 2, 2012